UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at January 27, 2014

Commission File No. 000-15490

QUARTZ MOUNTAIN RESOURCES LTD.
(Translation of registrant's name into English)

1500 - 1040 W Georgia Street, Vancouver, BC, V6E 4H1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Annual General and Special Meeting of Shareholders dated January 22, 2014

99.2	Management Information Circular dated January 22, 2014

99.3	Form of Proxy

99.4	Financial Statement Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quartz Mountain Resources Ltd.
(Registrant)

Date: January 27, 2014	By:	/s/ Michael Lee
Michael Lee
	Title:	Chief Financial Officer